Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

Nine Months
Ended
September 30, 2010

Earnings from continuing operations before income taxes	$132

Adjustments:
Interest expense	117
Interest component of rental expense (1)	27
Amortization of capitalized interest	2
Earnings from continuing operations as adjusted	$278

Fixed charges:
Interest expense	$117
Interest component of rental expense (1)	27
Capitalized interest	1
Total fixed charges	$145

Ratio of earnings to fixed charges	1.92

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.